Exhibit 99.1

Company Presentation

MediWound

Innovative solutions for wound & burn care

Nasdaq: MDWD

Gal Cohen, President & CEO

June 2015

Cautionary note Regarding Forward-looking statements

MediWound

Innovating solutions for wound & burn care |

▪ This presentation contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934,
 as amended and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We make forward-looking statements in this presentation that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,”
 “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not unduly rely on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The statements we make regarding the following matters are forward-looking by their nature: the timing and conduct of our trials of NexoBrid and our other pipeline product candidates, including statements regarding the timing, progress and results of current and future preclinical studies and clinical trials, and our research and development programs; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of NexoBrid and our pipeline products; our expectations regarding future growth, including our ability to develop new products; our commercialization, marketing and manufacturing capabilities and strategy and the ability of our marketing team to cover regional burn centers and units; our ability to maintain adequate protection of our intellectual property; our plans to develop and commercialize our pipeline products; our estimates regarding expenses, future revenues, capital requirements and the need for additional financing; our estimates regarding the market opportunity for NexoBrid and our pipeline products; our expectation regarding the duration of our inventory of intermediate drug substance and products; the impact of our research and development expenses as we continue developing product candidates; our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and the impact of government laws and regulations. Please refer to other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission on February 12, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this presentation speaks only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this presentation, to conform these statements to actual results or to changes in our expectations
▪ The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.
▪ Certain data in this presentation was obtained from various external sources, and neither the Company nor its affiliates, advisers or representatives has verified such data with independent sources. Accordingly, neither the Company nor any of its affiliates, advisers or representatives makes any representations as to the accuracy or completeness of that data or to update such data after the date of this presentation. Such data involves risks and uncertainties and is subject to change based on various factors.

Who we are

NexoBrid®
Debride and Protect

NexoBrid
5g

MediWound
Innovating solutions for wound & burn care |

▪ Fully integrated, biopharmaceutical company developing,
 manufacturing and commercializing novel products for wound
 and burn care management
▪ Strong proprietary proteolytic enzymes technology:
  ▪ NexoBrid®: severe burn wounds

    ▪  Launched, innovative, orphan, biological drug indicated for eschar removal of deep partial and full thickness burns
  ▪ EscharEx™: chronic and hard to heal wounds
  ▪ MWPC003: connective tissue disorders
▪ State of the art, EMA certified, cGMP compliant manufacturing facility for sterile pharmaceutical products
▪ Committed management team with decades of industry
 experience

OUR LEAD PRODUCT

Balanced portfolio - from commercial products to promising R&D

MediWound Innovating solutions for wound & burn care |

		Pre-clinical	Phase 1	Phase 2	Phase 3	Approved
Product	Indication
NexoBrid	Severe burns

EscharEx	Chronic wounds
MWPC003	Connective tissue disorders
US Phase 3 study
2nd Phase 2 study
Ex-vivo results
Launched in Europe
EU Paediatric study

Attractive target markets

NexoBrid

Debridement for hospitalized burn patients

EscharEx

Debridement for chronic/hard-to-heal wounds

MWPC003

Connective Tissue Disorders

MediWound
Innovating solutions for wound & burn care |

▪ ~200,000 hospitalized
 patients every year in
 EU and US
▪ Prevalence higher in
 emerging economies
 (e.g. 400,000 patients
 every year in India)
▪ Broad addressable
  population of more than 14
     million patients in US and EU
▪ Includes patients with
 diabetic/pressure/ venous
 ulcers and post-surgery/
     trauma hard-to-heal wounds
▪ Dupuytren’s disease:
 ~6.2 million patients in
 the US alone
▪ Peyronie’s disease:
 ~3-7% of the male
 population above 50 in
 the US and EU

Eschar removal (debridement) = Removal of dead (non viable) tissue from affected area

...After

Early Eschar removal is a critical 1st step in wound treatment

MediWound

Innovating solutions for wound & burn care |

Before…
Eschar
Subcutaneous
fat
Dermis
▪ Prevents local infection and sepsis
▪ Avoids further deterioration and scarring
▪ Enables initiation of wound healing
▪ Allows direct visual assessment of wound
 bed enabling precise diagnosis of wound
 severity and an informed treatment plan

Current standard of care limitations creates unmet medical needs

Santyl

There is a clear need for an effective yet selective non-surgical way to remove eschar

MediWound
Innovating solutions for wound & burn care | 7

Surgical eschar removal
▪   Tangential excision
▪ Dermabrasion
▪ Hydro-jet surgery
Significant limitations
▪    Traumatic
▪ Challenging in delicate areas and patients
▪  Non-selective
▪  Donor sites sacrifice discomfort and long-term
      sequelae
▪  Delayed start of debridement (diagnosis
      dependent)
Non-surgical eschar
removal
▪ Autolysis
▪   Topical medications
▪ Enzymes, chemicals and biologicals
Significant limitations
▪    Limited debriding efficacy
▪    Excessively prolonged debridement with risks
▪  Less useful for deep and extensive burns
▪  Numerous dressing changes and wound handlings

NexoBrid® Debride and Protect™

NexoBrid

MediWound
Innovating solutions for wound & burn care |

▪ Biological drug containing a sterile mixture of proteolytic enzymes
▪ Easy to use, single, non-surgical topical application at the patient’s bedside
▪ Effectively removes the burn eschar within 4 hours
 without harming surrounding viable tissue
▪ Allows the physician to visually assess the wound and
 reach an informed decision
▪ Orphan and biologic drug status in EU and US
▪ IP protection until at least 2025 in EU and 2029 in US

Case studies

NexoBrid® Effective and Selective

An informed diagnosis....less surgery.... better patient outcomes

MediWound
Innovating solutions for wound & burn care | 9

Before
After
Intact skin
preserved
Non-injured
dermis
preserved

Extensive clinical experience demonstrating robust and compelling outcomes

MediWound
Innovating solutions for wound & burn care |

▪ Six Phase 2 and Phase 3 clinical
 studies completed, assessing
 safety and efficacy of NexoBrid
▪ Investigated in more than 550
 hospitalized burn patients
▪ Sites across 15 countries and
 4 continents
▪ Investigated by ~100 leading burn
 specialists and KOLs
▪ EU Phase 3 trial was completed
 early, after interim analysis
 showed statistically significant
 results

NexoBrid offers significant clinical benefits compared to SOC

- NexoBrid® effectively removes the eschar, significantly earlier, allowing timely direct visualization and assessment of wound bed and burn depth
- NexoBrid® significantly reduced the need for excisional surgery in all wounds
- NexoBrid® significantly reduced autografting in Deep Partial Thickness (DPT - 2nd degree) wounds
- NexoBrid® safety profile comparable to current standard of care

Time to achieve successful eschar removal (from Informed Consent date)

Days
14
12
10
8
6
4
2
0
0.8
6.7
NexoBrid N = 157
SOC N = 158

100%
80%
60%
40%
20%
0%
24.5%
70.0%
NexoBrid N=163
SOC N=170

% wound area autografted (DPT wounds)

60%
50%
40%
30%
20%
10%
0%
8.4%
21.5%
NexoBrid N=106
SOC N=88

MediWound
Innovating solutions for wound & burn care | 11

-> Less autografting provides additional benefits including less surgery, donor site morbidity and permanent scarring
P value < 0.0001
Incidence of excision (all wounds-ITT)
P value < 0.0001
P value = 0.0055

Favorable long-term outcomes

Scar modulation procedures (incidence per patient)

MediWound Innovating solutions for wound & burn care |

Outcome	NexoBrid	SOC	Comments
All wounds
Modified Vancouver Scar Scale (per wound)	3.12 (113)	3.38 (78)
Donor site scars
Incidence (per patient)	40% (22 / 54)	68% (24 / 35)	P-value = 0.01
Area % TBSA (per patient)	5.8% (22)	8.3% (24)	30% smaller scars
Modified Vancouver Scar Scale (per wound)	0.75 (32)	0.97 (35)
Long term scar treatment procedures
	27.8% (15 / 54)	34.3% (12 / 35)
Surgical scar reconstructive procedures (incidence per patient)	3.74% (2 / 54)	8.57% (3 / 35)
Overall favorable long-term results: comparable quality with significant reduction in quantity of scars achieved with reduced surgical burden (excision, grafting and reconstructive procedures)

NexoBrid offers “the best of both worlds” for debridement

MediWound
Innovating solutions for wound & burn care |

*Confirmed by clinical data
Standard of Care
Important Elements	NexoBrid*	Surgical	Non-Surgical
Time to Start Debridement
Rapid Debridement
Time to Complete Debridement
Diagnosis-Fast/Effective/Selective
Less Traumatic/Surgeries
Spare Viable Tissue
Reduced Area for Grafting (Minimal Invasive Modality)
Less Procedural Blood Loss
Procedural Pain
Complexity/cost effectiveness (Surgeons, facilities, general anesthesia, multiple debridement procedures)
Advantage
Disadvantage

Executing our go-to-market strategy

Presence
Expansion
Wholly-owned local subsidiary

MediWound
Innovating solutions for wound & burn care |

Global - marketing strategy and tools are ready to
support our local sales force and go to market
EU - launch through wholly owned local subsidiary
▪    Recruited nearly all the team across EU (~25 FTE’s)

▪    Launched NexoBrid in all target countries in EU (except
    FR & CZ) and in Israel

▪   Executing our market access plans across EU, on a
    country-by-country basis
International - signed and negotiating distribution
agreements to expand market reach to LATAM, Asia-
Pacific and CIS
US - enhancing marketing strategy in parallel to clinical
development
NO
SE
FI
ES
FR
IT
PL
DE
CZ
RO
HU
SK
AT
UK
IE
PT
EE
LV
LT
BG
GR
CH
NL
BE
IS

Introducing a new standard of care is a journey

Advocacy
Use
New SOC

MediWound
Innovating solutions for wound & burn care |

Interest
Work flow
assimilation
Reimbursement

Focused target audience

Number of potential customers
100
80
60
40
20
0
D-A-CH
UK-IR
France
Italy
Spain
Benelux
Nordics
CEE
BC
HPS

MediWound
Innovating solutions for wound & burn care |

▪ Targeting specialist call point at burn centers and hospital burn units
▪ Smaller hospitals are expected to follow the trend
c. 120 Burn centers
c. 360 Large hospitals
Other hospitals

Growing adoption of NexoBrid in the EU

140
120
100
80
60
40
20
0
71
62
46
43
33
30
23
15
17
10
10
10
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15*
Target sites
Sites trained
Sites enrolled

MediWound
Innovating solutions for wound & burn care |

c. 120 Burn centers
# of BC’s

▪ Trained: ~ 60% of target burn centers throughout Europe

▪ Treating: ~ 60% of trained centers

▪ Patients treated in 2015 > 2014 total

Early adopters transitioning towards SOC

40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
14
12
10
8
6
4
2
0
Q1/14
Q2/14
Q3/14
Q4/14
Q1/15
Q2/15
patients

MediWound Innovating solutions for wound & burn care |

Sales (€)
Patients
treated

Burn center (Berlin, Germany)
Sales linear trend-line

Significant opportunities going forward

US Phase 3 study (DETECT)

MediWound

Innovating solutions for wound & burn care |

▪ Prospective
▪ Randomized
▪ Controlled: NexoBrid vs. Vehicle vs. Standard of care - 3:1:3
▪ Masked
▪ Multi-Center : ~ 30 centers in US, EU and IL
▪ Follow up: 12 & 24 months
▪ Sample size: 175 patients
▪ Primary: Incidence of eschar removal vs. vehicle
▪ Secondary: Surgical burden, earlier eschar removal and blood loss vs. SOC
▪ Safety: Wound closure and cosmesis & function vs. SOC
▪ Initiation: 1H/15
▪ Acute (primary/secondary/safety) results: 1H/17
▪ Long term results: 12 months follow up (1H/18); 24 month follow up (1H/19)
Study
Design
Endpoints
Study
Timelines

EscharEx - significant opportunity in chronic/hard to heal wounds

MediWound
Innovating solutions for wound & burn care |

5% of diabetics or ~1.3 M people
develop DFUs annually
Millions receive post-surgical
wound care in US annually
Affecting ~600,000 people
in the US annually
2.5 M pressure ulcers
treated in the US in acute
care facilities annually

▪ Market estimated to grow > 8% annually due to aging, diabetes and obesity

▪ Large unmet medical need for an effective, non-surgical eschar removal agent in chronic wounds

▪ Existing products are complementary
Debridement
critical 1st step
in healing
chronic wounds
Venous
Leg Ulcers
Pressure
Ulcers
Surgical/
Traumatic
Wounds
Diabetic Foot
Ulcers

EscharEx – US market opportunity

US DFU Patients (000s)
1,400
1,200
1,000
800
600
400
200
0
~900K
~630K
Total DFUs
Debrided DFUs

US VLU Patients (000s)
1,400
1,200
1,000
800
600
400
200
0
~1.25M
~660K
Total VLUs
Debrided VLUs

*Source:marketresearch, 2015,HCG

MediWound
Innovating solutions for wound & burn care |

Incidence of DFUs*
Incidence of VLUs*
~70% undergo
debridement
~55% undergo
debridement

Over $1B market potential in DFU’s and VLU’s in the US alone

Leveraging existing wealth of data de-risks EscharEx opportunity

- Pharma-co-economic measurements

Available
CMC/NCS/
clinical data

MediWound
Innovating solutions for wound & burn care |

Study
Design
Endpoints
Study
Timelines
▪ Prospective
▪ Randomized
▪ Controlled (EscharEx vs. Gel)
▪ Multi-Center
▪ Sample size: 72 patients
▪ Indications: Hard to heal VLUs, DFUs and post surgical
▪ Eschar removal
▪ Wound closure
▪ Initiation: 2H/14
▪ Top-line results: 2H/15
▪ Final results: 1H/16
Summary of on-going 2nd Phase 2 study
2013
2015
On-going
Study
Completed
Studies
2nd Phase 2
2016
Planned
Studies
Phase 3
Development timeline

Financial snapshot

MediWound Innovating solutions for wound & burn care |

Balance sheet
Statement of operations
▪ Capital structure: 21.5m outstanding ordinary shares;
 1.9m outstanding stock options
▪ Cash position: $59.4m (as of 31/3/15); no debt
▪ NOL: $70m carry-forward losses; Favorable tax rates
 (“beneficiary enterprise”)
▪ Operating loss (Q1/15): $4.5m; Adjusted EBITDA $3.7m
▪ Burn rate Q1/15: Net cash used for ongoing operating
 activities ~ $4.8m
▪ Y15 cash use is estimated at $20-22m
▪ Current cash balance is sufficient to:
 ▪ Complete our ongoing clinical programs
 ▪ Support our EU marketing infrastructure
($ in millions)	3 months ended March 31, 2015
Revenues	0.1
Gross loss	0.1
Research and development, net	1.4
Selling, general and administrative	3.0
Operating loss	4.5
($ in millions)	As of March 31, 2015
Cash, cash equivalents and short term cash deposits	59.4
Working capital	59.6
Total assets	65.6
Contingent royalty-based liabilities	24.5
Total shareholders’ equity	37.1

Executing the work plan

MediWound
Innovating solutions for wound & burn care |

Completed IPO; $71.7M net proceeds
Establishment of a full commercial
organization in EU
Launched NexoBrid in all key EU target
markets (except FR & CZ) and in Israel
Signed distribution agreements in
LATAM, CIS, Asia-Pacific markets
Started EscharEx Phase II study
Started NexoBrid Pediatric
Phase III study
2014
Start of NexoBrid US
Phase III study
New distribution channels in
additional international markets
Obtain marketing authorization in
additional markets
Expand EU launch
Top-line data from EscharEx
Phase II study
2015

Investment highlights

MediWound

Innovating solutions for wound & burn care |

New paradigm in eschar removal	▪ Easy to use, non-surgical, single application with significant advantages over SOC ▪ Approved and launched in Europe
Attractive target markets	▪ Hospitalized burn patients - orphan indication, focused target audience of burn specialists ▪ Chronic wounds - significantly large and growing market
Extensive clinical experience	▪ More than 550 patients in six Phase 2 and Phase 3 clinical studies across 15 countries ▪ Support from more than 100 burn specialists and key opinion leaders (KOLs)
Lower development risk	▪ Wealth of existing and relevant development data to date ▪ Promising clinical and ex-vivo data
Fully integrated platform	▪ In-house manufacturing, R&D and commercial operations ▪ Control over all critical aspects of the business to drive growth and profitability
Significant barriers to entry	▪ Strong IP position and know-how ▪ Orphan drug status and other regulatory exclusivities
Experienced management team	▪ Significant pharmaceutical, medical, marketing and product launch experience

Thank you

MediWound

Innovative solutions for wound & burn care

www.mediwound.com